VF 2-20-03

02054941

[UNITED ST]ATES
[SECURITIES AND EXCHA]NGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 29988

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9-30-02 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2002
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COVENTRY CAPITAL, INC.

OFFICIAL USE ONLY
014890
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 EAST DELAWARE, SUITE 25F
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN F. SPENGEMANN 312-642-6408
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS KELLER & WIGGINS LLC
(Name — if individual, state last, first, middle name)

2025 CRAIGSHIRE ST. LOUIS, MO 63146
(Address) (City) (State)

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, BRIAN F. SPENGEMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVENTRY CAPITAL, INC., as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Ann Wiese

Notary Public

ANN WIESE
Notary Public - State of Missouri
County of St. Charles
My Commission Expires May 12, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVENTRY CAPITAL, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 20, 2002 AND 2001

CONTENTS

DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coventry Capital, Inc.
Chicago, Illinois

We have audited the accompanying statements of financial condition of Coventry Capital, Inc., a Delaware corporation, as of September 30, 2002 and 2001, and the related statements of loss, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Davis, Keller & Wiggins, LLC

Certified Public Accountants

November 6, 2002

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 35,443	$ 6,535
Clearing deposit - marketable security	13,063	12,075
Commissions receivable	1,918	7,019
Advances to related party	14,187	34,774
Deposit – rent	3,765	5,630
Prepaid expenses	840	2,680
Office equipment and software, net of accumulated depreciation of $28,229 and $19,420	28,236	30,916
Cash surrender value officer's life insurance, net of policy loan	3,900	3,619
Total Assets	$ 101,352	$ 103,248
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 6,687	$ 2,489
Accrued payroll taxes	2,025	1,925
Income taxes payable	0	460
Deferred income tax liability	5,501	6,520
Total liabilities	14,213	11,394
STOCKHOLDER'S EQUITY		
Common stock, authorized 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	95,000	95,000
Contributed capital	1,000	1,000
Treasury stock at cost, 10 shares	(6,839)	(6,839)
Retained earnings (deficit)	(4,160)	1,345
Accumulated other comprehensive income	2,138	1,348
Total stockholder's equity	87,139	91,854
Total Liabilities And Stockholder's Equity	$ 101,352	$ 103,248

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF LOSS
YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
REVENUES		
Fee and commissions	$ 268,326	$ 301,689
OPERATING EXPENSES		
Advertising	914	756
Auto expense	2,890	1,283
Contributions	480	100
Depreciation	8,809	8,449
Delivery expense	5,425	4,833
Dues	2,620	-
Compensation	48,497	48,497
Entertainment and meals	13,861	13,237
Employee benefits	18,225	9,525
Interest	1,323	1,510
Miscellaneous	-	533
News services	3,105	7,103
Office and other services	32,774	32,642
Outside services	4,152	3,470
Professional services	3,580	10,113
Regulatory fees	384	1,111
Rent	49,391	61,262
Client statement preparation	59,600	71,400
Taxes & licenses	3,992	3,864
Telephone	15,258	17,592
Travel	3,336	17,244
Total Operating Expenses	278,616	314,524
OPERATING LOSS	(10,290)	(12,835)
OTHER INCOME		
Dividend and interest income	2,144	3,417
Miscellaneous income	1,088	1,008
	3,232	4,425
NET LOSS BEFORE INCOME TAXES	(7,058)	(8,410)
INCOME TAX EXPENSE, NET		
Deferred	1,553	(90)
NET LOSS	$ (5,505)	$ (8,500)

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
COMMON STOCK		
Authorized - 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	$ 95,000	$ 95,000
CONTRIBUTED CAPITAL	1,000	1,000
LESS TREASURY STOCK AT COST, 10 shares	(6,839)	(6,839)
RETAINED EARNINGS (DEFICIT)		
Beginning balance	1,345	9,845
Net loss	(5,505)	(8,500)
Ending balance	(4,160)	1,345
ACCUMULATED OTHER COMPREHENSIVE INCOME		
Unrealized gain on available for sale security, net of tax effect	2,138	1,348
TOTAL STOCKHOLDER'S EQUITY	$ 87,139	$ 91,854

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net loss	$ (5,505)	$ (8,500)
Adjustments to reconcile net cash provided (used) by operating activities:		
Depreciation and amortization	8,809	8,449
Deferred income taxes	(1,019)	427
Effects of changes in:		
Commissions receivable	5,101	6,288
Other assets, net	3,227	(5,249)
Accounts payable	4,198	(239)
Retirement contribution	-	(5,000)
Accrued payroll taxes	100	(23,513)
Income taxes payable	(460)	(1,445)
Net cash provided (used) by operating activities	14,451	(28,782)
FINANCING ACTIVITIES		
Decrease (increase) in related-party advances	20,587	(8,947)
Purchase of equipment	(6,130)	(8,901)
Net cash provided (used) by financing activities	14,457	(17,848)
NET INCREASE (DECREASE) IN CASH	28,908	(46,630)
CASH AT BEGINNING OF YEAR	6,535	53,165
CASH AT END OF YEAR	$ 35,443	$ 6,535
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 460	$ 2,220

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company is an introducing broker-dealer that receives no securities; it is subject to regulation by the Securities and Exchange Commission ("SEC"). The Company provides stock and bond brokerage services (approximately 69 and 55 percent of 2002 and 2001 revenues, respectively) and investment advisory services (approximately 31 and 45 percent of 2002 and 2001 revenues, respectively). Brokerage commission income is recorded net of clearing house charges on a settlement date basis. Advisory fees are computed and billed in advance for the following period at a contractual percentage of the client's month-end portfolio fair market value.

Use of estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office equipment and software

Equipment is stated at cost and is depreciated principally using accelerated methods over a five-year estimated life. The cost of purchased software is amortized on a straight-line basis over 36 months.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $914 and $756 during the years ended September 30, 2002 and 2001, respectively.

Income taxes

The Company is taxed as a C Corporation under the Internal Revenue Code. For the years ended September 30, 2002 and 2001, the Company has incurred operating losses for tax purposes and currently has net operating loss carryovers of $1,236, which will expire September 30, 2022. The provision for income taxes is based on an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change in the deferred tax assets and liabilities.

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities considered available-for-sale are recorded at fair market value if they have a readily determinable fair value. The corresponding accumulated unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the statement of financial condition, net of tax effect. Management believes that its investments in marketable securities should be classified as investments that are available-for-sale. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary are computed on the specific identification method and included in income.

Comprehensive Income Reporting

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a Company has items of other comprehensive income. During the years ended September 30, 2002 and 2001, the Company recognized other comprehensive income of $790 and $507, respectively, which is included in the total of accumulated other comprehensive income in the statements of stockholder's equity. The comprehensive income amounts are attributed to the unrealized gain in the fair value of marketable securities (Note 3). Comprehensive loss, consisting of net loss plus other comprehensive income, aggregated to $(4,715) and $(7,993) for the years ended September 30, 2002 and 2001, respectively.

2. ADVANCES TO RELATED PARTY

The Company has made advances to its sole officer, which are due upon demand. The Company charged interest at six percent for 2002 and 2001 on the average loan balances. Interest income for the years ended September 30, 2002 and 2001 was $1,426 and $1,765, respectively.

3. CLEARING DEPOSIT - MARKETABLE SECURITY

The Company is required to maintain a minimum deposit of $10,000 in the Clearing account. The Company's currently owns the following marketable security that is valued at market. The resulting difference between cost and market is included in other accumulated comprehensive income in the statement of stockholder's equity, net of tax effect. The cost and market values of these securities at September 30, 2002 and 2001 are as follows:

	2002	
	Cost	**Market**
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 13,063

	2001	
	Cost	**Market**
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,075

4. CASH SURRENDER VALUE OF OFFICER'S LIFE INSURANCE, NET

The Company owns a whole life insurance policy on it's president; face amount $100,000. Cash surrender value and policy loans with a 7.4 percent interest rate are as follows:

	2002	**2001**
Cash surrender value	$ 25,943	$ 24,031
Less: Loan payable	22,043	20,412
Cash Surrender Value Officer's Life Insurance, Net of Policy Loan	$ 3,900	$ 3,619

5. RENT EXPENSE

The Company conducts its operations from facilities that are leased on a month-to-month basis.

6. INCOME TAXES

The deferred tax asset components as of September 30, 2002 and 2001 are as follows:

	2002	2001
Tax over book depreciation	$ (4,967)	$ (6,183)
Unrealized gain on marketable securities	(534)	(337)
Deferred Income Tax Liability	$ (5,501)	$ (6,520)

DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Coventry Capital, Inc.
Chicago, Illinois

Our report on our audits of the basic financial statements of Coventry Capital, Inc. for the years ended September 30, 2002 and 2001 appears on page 1. These audits were done for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied on the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Keller & Wiggins, LLC

Certified Public Accountants

November 6, 2002

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.

SCHEDULES OF COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2002 AND 2001

	2002	2001
Assets	$ 101,352	$ 103,248
Liabilities	(14,213)	(11,394)
Stockholder's equity	87,139	91,854
Nonallowable assets	49,251	73,395
Tentative net capital	37,888	18,459
Haircuts	(715)	(679)
Net capital	37,173	17,780
Required capital	(5,000)	(5,000)
Excess net capital	$ 32,173	$ 12,780

DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

To the Board of Directors
Coventry Capital, Inc.
Chicago, Illinois

For the years ended September 30, 2002 and 2001, there were no material inadequacies in the records of Coventry Capital, Inc.

Davis, Keller & Wiggins, LLC

Certified Public Accountants

November 6, 2002

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.

SCHEDULES OF CHANGES IN SUBORDINATED LIABILITIES
SEPTEMBER 30, 2002 AND 2001

	2002	2001
Subordinated liabilities at beginning and end of year	$ -	$ -

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: COVENTRY CAPITAL, INC. [13]	SEC FILE NO.: 8-29988 [14]
	FIRM ID. NO.: 014890 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 1 EAST DELAWARE [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 10/01/01 [24]
CHICAGO [21] (City) ILLINOIS [22] (State) 60611 [23] (Zip Code)	AND ENDING (MM/DD/YY): 09/30/02 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: BRIAN F. SPENGEMANN [30]	(Area Code)—Telephone No.: 312-642-6408 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 15th day of November 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

DAVIS KELLER & WIGGINS LLC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

ADDRESS	Number and Street	City	State	Zip Code
	2025 CRAIGSHIRE	ST. LOUIS	MO 70	63146
	71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

FINANCIAL AND O[illegible] COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/02 [99]
SEC FILE NO. 8-29988 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 35443	200			$ 35443	750
2. Receivables from brokers or dealers:						
A. Clearance account	$ 10000	295				
B. Other		300	$ 3063	550	13063	810
3. Receivables from non-customers	1918	355	14187	600	$ 16105	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	28236	680	$ 28236	920
11. Other assets	4740	535	3765	735	8505	930
12. TOTAL ASSETS	52101	540	$ 49251	740	$ 101352	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	14213 [1205]	[1385]	14213 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 14213 [1230]	$ [1450]	$ 14213 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	[1020])	[1780]
23. Corporation:		
A. ~~Preferred stock~~ XXXXXXXX UNREALIZED GAIN ON SECURITY		2138 [1791]
B. Common stock		95000 [1792]
C. Additional paid-in capital		1000 [1793]
D. Retained earnings		(4160) [1794]
E. Total		[1795]
F. Less capital stock in treasury		(6839 [1796]
24. TOTAL OWNERSHIP EQUITY		$ 87139 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 101352 [1810]

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC.

For the period (MMDDYY) from 10/01/01 [3932] to 09/30/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 185604	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	82722	3975
8. Other revenue	3232	3995
9. Total revenue	$ 271558	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$ 42000	4120
11. Other employee compensation and benefits	6497	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	384	4195
15. Other expenses	229735	4100
16. Total expenses	$ 278616	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (7058)	4210
18. Provision for Federal income taxes (for parent only)	1553	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (5505)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (21726)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 87139	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital				3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	49251	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(49251)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 37888	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	715	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(715)	3740
10. Net Capital			$ 37173	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 948	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 32173	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 14213	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 14213	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% .38	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC.

For the period (MMDDYY) from 10/01/01 to 09/30/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 91854	4240
A. Net income (loss)			(5505)	4250
B. Additions (Includes non-conforming capital of	$	4262	790	4260
C. Deductions (Includes non-conforming capital		4272		4270
2. Balance, end of period (From item 1800)			$ 87139	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/02

Exemption Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm RBC DAIN CLEARING [4335] .... [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

COVENTRY CAPITAL, INC.
RECONCILIATION OF THE AUDITED
COMPUTATION OF NET CAPITAL AND BROKER/DEALER'S
CORRESPONDING UNAUDITED PART IIA

	UNAUDITED PART II 30-Sep-02						AUDIT JOURNAL		REPORT ENTRIES	AUDITED PART II 30-Sep-02				
	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.		DEBIT		CREDIT	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.
CASH-CHECKING	33,818									33,818				
CLEARING-CEF	376									376				
CLEARING ACCT	11,438					(1)	2,672			14,110		3,063		
SAFEKEEPING ACCT	202									202				
OTHER SECURITIES														
A/R TRANSACTIONS	1,918									1,918				
DUE FROM OFFICER	16,041		16,041					(2)	1,854	14,187		14,187		
DEPOSIT-RENT	3,765		3,766							3,765		3,765		
OFFICE EQUIPMENT	50,136					(6)	6,329			56,465				
A/D OFFICE EQUIPMENT		21,420	28,716					(4)	6,809		28,229	28,236		
PREPAID EXPENSES	840									840				
CSV-LIFE INSURANCE	4,194							(5)	295	3,899				
ACCOUNTS PAYABLE		6,687									6,687		6,687	6,687
DEFERRED INCOME TAXES		4,778		4,778	4,778			(3)	723		5,501		5,501	5,501
PAYROLL TAXES		1,882		1,882	1,882			(9)	142		2,024		2,025	2,025
INCOME TAX PAYABLE														
SEP CONTRIBUTION														
CAPITAL STOCK		95,000									95,000			
PAID IN CAPITAL		1,000									1,000			
TREASURY STOCK	6,839									6,839				
UNREALIZED GAIN OF SECURITY								(8)	2,138		2,138			
RETAINED EARNINGS	1,200					(10`	2,960		0	4,160				
	130,767	130,767	48,523	6,660	6,660		11,961		11,961	140,579	140,579	49,251	14,213	14,213

(1) ADJUST TO MARKET
(2) RECORD CHANGES TO OFFICER LOAN ACCT.
(3) ADJUST DEFERRED TAXES
(4) ADJUST ACCUM. DEPRN. FOR YEAR
(5) ADJUST CSV-LIFE INSURANCE
(6) RECLASS AND ADJUST FIXED ASSETS
(7) RECORD INCOME TAX DEPOSITS/PAYABLE
(8) RECORD UNREALIZED GAIN ON SECURITY
(9) ADJUST P/R TAXES FOR Y/E
(10) RECORD NET EFFECT ON R/E FOR AJE'S